Exhibit 99.2

SCHEDULE I

Directors of Deep Track Biotechnology Master Fund, Ltd.

Name	Principal Occupation	Principal Business Address	Citizenship
David Kroin	Chief Investment Officer of Deep Track Capital LP	c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830	United States
Matt Auriemma	Director of HighWater Limited	c/o HighWater Limited BritCay House 2nd Floor, 236 Eastern Avenue P.O. Box 30599, KY1-1203 Grand Cayman, Cayman Islands	United States
Julie O'Hara	Company Director	c/o Carne Global Financial Services (Cayman) Limited Windward 3, Regatta Office Park, West Bay Road 2nd Floor, 236 Eastern Avenue PO Box 30872, KY1-1204 Grand Cayman, Cayman Islands	Canada